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Given Imaging’s PillCam® SB and Agile™ Patency System Cleared for Use in Young Children

 - Parents Relieved as Young Patients Gain Access to Leading Small Bowel Evaluation Technology -

YOQNEAM, Israel, October 1, 2009 - Given Imaging Ltd. (NASDAQ: GIVN), the global leader in capsule endoscopy, today announced that the U.S. Food and Drug Administration (FDA) recently cleared its PillCam® SB video capsules and Agile™ patency capsules for use in patients two years of age and older.

“Young children who present with GI issues are often our most challenging cases since many of them must undergo several diagnostic procedures, often without a definite diagnosis,” said Annette Fritscher-Ravens M.D. of the University Hospital Schleswig-Holstein, Campus Kiel. “Through our studies we have found that only with capsule endoscopy can we visualize the small bowel sufficiently to reach a diagnosis and treat the underlying cause of their symptoms.”

Previously PillCam SB and Agile were indicated for children 10 years and older. PillCam SB is cleared for the visualization of the small bowel mucosa and may be used as a tool for the detection of abnormalities of the small bowel.

“Research shows that small bowel capsule endoscopy helps improve outcomes and enable better medical decisions through more effective diagnosis of pediatric patients’ gastrointestinal issues,” said Stanley Cohen, M.D., of the Children’s Center for Digestive Healthcare in Atlanta, Georgia.

“Given Imaging demonstrated to the FDA through several clinical trials that PillCam capsule endoscopy can help bring value to very young patients in need of small bowel evaluation,” said Homi Shamir, chief executive officer, Given Imaging. “The needs of these patients are often overlooked, but they represent a very important group for whom accurate diagnosis and effective treatment can impact their lives significantly. We are proud to play a part in improving children’s lives.”

PillCam capsule endoscopes are ingestible video capsules that enable physicians to visualize distinct portions of the GI tract. Patient friendly in nature, PillCam endoscopy typically is used on an outpatient basis and has been clinically validated, as evidenced by more than 1,000 peer-reviewed publications. To date, more than 1,000,000 patients worldwide have benefited from Given Imaging’s PillCam capsule endoscopy.

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PillCam SB is used by physicians to evaluate patients and detect small bowel abnormalities, such as obscure GI bleeding, iron deficiency anemia, suspected Crohn’s disease, suspected small intestinal tumors, polyposis syndromes, as well as in suspected or refractory malabsorptive syndromes, such as celiac disease.

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The Agile Patency System is an accessory to the PillCam video capsule intended to verify adequate patency of the gastrointestinal tract in patients with known or suspected strictures prior to administration of the PillCam video capsule. Clinical situations in which physicians may wish to confirm patency include suspicion of strictures due to Crohn’s disease, chronic NSAID use, tumors and radiation enteritis.

About Given Imaging Ltd.

Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam®  SB, the esophagus through PillCam®  ESO, and the colon with PillCam®  COLON [PillCam COLON is not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo® , the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to better diagnose diseases of the esophagus, small bowel and colon and more accurately treat patients. All Given Imaging products allow patients to maintain normal activities. Since 2001, more than one million PillCam® video capsules have helped physicians evaluate patients for GI disorders. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit http://www.givenimaging.com.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, (11) the impact of global economic conditions, and (12) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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